



SECUR 05040856 ION

... ..., D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-50707

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MILESTONE GROUP MANAGEMENT, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1981 Marcus Avenue, Suite C-141
(No. and Street)

Lake Success	New York	11042
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Casella (516) 358-2338
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Megale, Frank
(Name – *if individual, state last, first, middle name*)

9 Alden Avenue	N. Valley Stream	NY	11580-1001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, PAUL CASELLA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MILESTONE GROUP MANAGEMENT, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Managing Director

Title

Notary Public

DONNA MARIE MONAHAN
NOTARY PUBLIC, State of New York
No. 4723367
Qualified in Nassau County
Commission Expires Dec. 31, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes ~~in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes ~~in Stockholders' Equity or Partners' or Sole Proprietors' Capital~~ Members' Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MILESTONE GROUP MANAGEMENT LLC

FINANCIAL STATEMENTS AND REPORT OF
INDEPENDENT CERTIFIED PUBLIC ACCOUNTANT

DECEMBER 31, 2004

Milestone Group Management LLC

Table Of Contents

MEMBER
AICPA
NYSSCPA

FRANK MEGALE

CERTIFIED PUBLIC ACCOUNTANT
9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
(516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

Independent Auditor's Report

Board of Directors
Milestone Group Management LLC:

I have audited the accompanying statement of financial condition of Milestone Group Management LLC (the Company) as of December 31, 2004, and the related statements of income (loss), changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Milestone Group Management LLC at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed, in Note 6 to the financial statements, the Company is a respondent in NASD arbitration proceedings. The ultimate outcome of the arbitrations cannot presently be determined. However, the Company is of the opinion that it will prevail. Accordingly, no provision for any liability that may result has been made in the financial statements. The Company disputes a fee charged by a firm which provided services to the Company. The resolution of this dispute is unknown. However, the Company has accrued $29,750 on the financial statements which, in the Company's opinion, is more than sufficient to cover the settling of this matter.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the schedules on pages 9 and 10 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FRANK MEGALE, CPA
N. Valley Stream, New York
February 18, 2005

Milestone Group Management, LLC
Statement of Financial Condition
December 31, 2004

ASSETS

Cash and cash equivalents	$ 43,666
Receivable from clearing broker	85,914
Prepaid expenses	31,331
Other asset	3,300
TOTAL ASSETS	$ 164,211

LIABILITIES AND MEMBERS' EQUITY

Securities sold, not yet purchased, at market value	$ 240
Accounts payable and accrued expenses	106,648
Total Liabilities	106,888
Members' equity	57,323
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 164,211

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Income (Loss)
For the year ended December 31, 2004

Revenue:		
Commission income	$1,187,538	
Riskless principal transactions	35,947	
Other income	45,144	
Total Revenue		$ 1,268,629
Expenses:		
Compensation and related costs	$1,009,520	
Floor brokerage and transaction charges	72,307	
Legal settlement	15,500	
Professional fees	90,932	
Regulatory fees	62,814	
Rent	105,510	
Telephone	22,308	
Auto Lease	5,048	
Advertising	5,000	
Insurance	2,354	
Stationery and supplies	12,532	
Postage and messenger	20,827	
Miscellaneous	2,577	
		1,427,229
Net Loss		$ (158,600)

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Changes in Members' Equity
For the year ended December 31, 2004

Members' equity at December 31, 2003	$ 161,023
Capital contribution to members' equity	54,900
Net loss	(158,600)
Members' distributions	0
Members' equity at December 31, 2004	$ 57,323

The accompanying notes are an integral part of these financial statements.

Milestone Group Management, LLC
Statement of Cash Flows
For the year ended December 31, 2004

Cash flows from operating activities:		
Net loss		$ (158,600)
Adjustment to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivable from clearing organization	142,693	
Other receivable	32,781	
Prepaid expenses	16,282	
Increase (decrease) in operating liabilities:		
Securities sold, not yet purchased, at market value	240	
Accounts payable and accrued expenses	(147,675)	
Total adjustments		44,321
Net cash used by operating activities		(114,279)
Cash flows from investing activities:		
Net cash from investing activities		0
Cash flows from financing activities:		
Capital contribution from members	54,900	
Net cash provided by financing activities		54,900
Net decrease in cash		(59,379)
Cash at beginning of the year		103,045
Cash at end of the year		$ 43,666
Supplemental cash flows disclosures:		
Interest paid		$ -

The accompanying notes are an integral part of these financial statements.

Milestone Group Management LLC

Notes To Financial Statements

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Milestone Group Management LLC (the Company), a New York Limited Liability Company created on July 31, 1997, is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company's operations primarily consist of securities transactions performed on an agency basis for customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. *Cash and Cash Equivalents*

The Company considers as cash equivalents highly liquid investments with original maturities of less than ninety days.

b. *Use of Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c. *Concentration of Credit Risk and Off Balance Sheet Risk*

Financial instruments that potentially subject the Company to significant concentrations of credit risk and off balance sheet risk consist principally of commissions receivable from the Clearing Broker. The Company clears its transactions through a broker-dealer on a fully disclosed basis. A substantial portion of the Company's assets are represented by a receivable from the Clearing Broker.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Company maintains its cash balances at financial institutions. Cash balances are insured by the Federal Deposit Insurance Corporation for up to $100,000. At times, the cash balance may exceed federally insured limits.

d. ***Commissions***

Commissions and related clearing expenses are recorded on a trade-date basis.

e. ***Income Taxes***

The Company is a Limited Liability Company for Federal and New York State income tax purposes. As such, the members are individually liable for Federal and State taxes.

NOTE 3 – EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 under rule section (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $22,631 which was $15,521 in excess of the minimum net capital requirement of $7,110. The Company's ratio of aggregate indebtedness to net capital was 4.71 to 1.

NOTE 5 – OPERATING LEASE COMMITTMENT

The Company presently leases office space at 1981 Marcus Avenue, Lake Success, New York. The lease is subject to real estate tax and labor escalation clauses.

The lease for the office space expires on December 1, 2008.

The future minimum rental payments having remaining noncancelable terms at December 31, 2004 are:

YEAR	AMOUNT
2005	$ 99,700
2006	101,663
2007	103,697
2008	97,705
TOTAL	$402,855

NOTE 6 – CONTINGENCIES

a. The Company and others are presently named in two NASD arbitration proceedings. The Claimants seek damages in the total amount of $330,000. The Company denies all of the Claimants' allegations and intends to vigorously defend itself. The ultimate outcome of these arbitrations is unknown at this time. In the opinion of the Company, only judgments of complete or substantial damages against the Company may result in a material adverse effect on the Company's financial position.

b. A firm that formerly provided services to the Company claims that it is owed $59,000. The Company disputes this amount. While the ultimate outcome of this dispute is unknown at this time; the Company has accrued $29,750 on the accompanying financial statements. It is the Company's opinion that the accrual is more than sufficient to cover the resolution of this matter.

Milestone Group Management, LLC
December 31, 2004

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

Net Capital		
Total members' equity	$ 57,323	
Total members' equity qualified for net capital		$ 57,323
Total capital and allowable subordinated borrowings		57,323
Deductions and/or charges		
Nonallowable assets		
Prepaid expenses	31,331	
Other assets	3,300	
		34,631
Net capital before haircuts		22,692
Haircuts on securities:		
Other securities	36	
Money market	25	
		61
Net capital		$ 22,631
Aggregate indebtedness		
Accounts payable and accrued expenses	$ 106,648	
Total aggregate indebtedness		$ 106,648
Computation of basic net capital requirement		
Minimum net capital required	$ 7,110	
Net capital requirement		$ 7,110
Excess net capital		$ 15,521
Ratio: Aggregate indebtedness to net capital		4.71 to 1

There is no material difference between the above computation and the computation included in the Company's corresponding Form X-17A-5 Part IIA filing.

Milestone Group Management, LLC
December 31, 2004

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule III
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

Schedule IV
Schedule of Segregation Requirements and Funds
in Segregation for Customers' Regulated
Commodity Futures and Options Account

The Company is exempt from SEC Rule 15c3-3 under rule section (k)(2)(ii). The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. All customer transactions are cleared through another broker-dealer on a fully disclosed basis. Accordingly, the three above referenced schedules are not required.

FRANK MEGALE

CERTIFIED PUBLIC ACCOUNTANT

9 ALDEN AVENUE
N. VALLEY STREAM, NY 11580-1001
Telephone (516) 285-4839
FACSIMILE (516) 285-0932
E-MAIL MEGALECPA@AOL.COM

MEMBER
AICPA
NYSSCPA

Board of Directors
Milestone Group Management LLC:

In planning and performing my audit of the financial statements and supplemental schedules of Milestone Group Management LLC (the Company), for the year ended December 31, 2004, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures are adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers. It is not intended to be and should not be used by any one other than these specified parties.



FRANK MEGALE, CPA
N. Valley Stream, New York
February 18, 2005